September 25, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549-9303

Attention: Mr. Scott Stringer

Mr. Joel Parker

Mr. Tyler Howes

Mr. James Lopez

Re: Gaia, Inc.

Form 10-K for the Fiscal Year ended December 31, 2023

Filed March 29, 2024

File No. 000-27517

Dear Mr. Stringer, Mr. Parker, Mr. Howes and Mr. Lopez:

This letter is in response to your comment letter dated September 20, 2024. Your comments are reproduced below in bold italics, followed in each case by the response of Gaia, Inc. (the “Company”).

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 11. Executive Compensation, page 73

1.
We note from the disclosure incorporated by reference from page 18 of the Definitive Proxy Statement filed on April 29, 2024, that in 2023 your executive officers received bonuses based on your overall financial performance as determined by your board of directors. We also note the statement that your compensation committee determined there was no performance-based compensation tied to financial results during the relevant period. Please briefly explain to us why application of the recovery policy resulted in this conclusion. See Item 402(w)(2) of Regulation S-K.

We respectfully acknowledge the Staff’s comment and request for an explanation. The Company’s conclusion that, as disclosed on page 18 of the Company’s Definitive Proxy Statement filed on April 29, 2024 (the “Proxy Statement”), “no performance-based compensation . . . within the prior three years was based upon the achievement of financial results, as reported in [any] report filed with the SEC” for purposes of the Company’s Compensation Recovery Policy (the “Policy”) was based on

Gaia, Inc. | 833 W. South Boulder Road Louisville, CO 80027 | 303-222-3600 | Gaia.com

(1) the scope of the Policy and (2) the manner in which the fiscal year 2023 bonuses were awarded.

The Policy requires recovery of “Erroneously Awarded Compensation” in the event of a triggering restatement. “Erroneously Awarded Compensation” is defined to include only certain amounts of “Incentive-Based Compensation,” and “Incentive-Based Compensation” is defined as “compensation that is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure.” Accordingly, compensation that is granted, earned or vested based wholly on factors other than the attainment of a financial reporting measure is not within the scope of, or subject to recovery under, the Policy.

The bonuses awarded to the named executive officers for fiscal year 2023 were earned based wholly on factors other than the attainment of a financial reporting measure. As disclosed on page 17 of the Proxy Statement, the bonuses were “awarded at the discretion of our compensation committee.” The compensation committee of the Company’s Board of Directors reviewed both the Company’s “overall financial performance and each executive officer’s individual performance in determining whether such executive officer should be awarded a bonus,” but the bonuses were not contingent on the achievement of any financial reporting measure and were ultimately awarded on the basis of the compensation committee’s exercise of discretion following the end of the year rather than on the basis of a financial reporting measure or otherwise on the basis of financial results reported in any report filed with the Securities and Exchange Commission.

As a result, the bonuses were not “Incentive-Based Compensation” as defined by the Policy and therefore were not subject to recovery under the terms of the Policy.

2.
It appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.

We respectfully acknowledge the Staff’s comment and advise the Staff that, in future filings in which the Company discloses that it has conducted a recovery analysis, it undertakes to provide the required disclosure about the recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual.

Gaia, Inc. | 833 W. South Boulder Road Louisville, CO 80027 | 303-222-3600 | Gaia.com

Please contact me at 303-222-3254 if you need any additional information.

Sincerely,

/s/ Ned Preston

Ned Preston

Chief Financial Officer

cc: James Colquhoun

Chief Executive Officer

Gaia, Inc.

Jason M. Hille

Foley & Lardner LLP

Gaia, Inc. | 833 W. South Boulder Road Louisville, CO 80027 | 303-222-3600 | Gaia.com